SECURITI[redacted]ON

15027434

SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2015 WASH, D.C. 189

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 30099

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2014 (MM/DD/YY) AND ENDING 6/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Securities Center, Inc.

OFFICIAL USE ONLY
13971
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 "E" Street
(No. and Street)

Chula Vista	California	92910-2942
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Biddle, President — 619-426-3550 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Drive, Suite 300	La Jolla	California	92037
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James E. Biddle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Securities Center, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & CEO

Title

Notary Public

STACEY L. KEEFER
COMM. #2021592
Notary Public - California
San Diego County
My Comm. Expires May 22, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SECURITIES CENTER, INC.

FINANCIAL STATEMENTS

For the Year Ended June 30, 2015

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

THE SECURITIES CENTER, INC.

FINANCIAL STATEMENTS

For the Year Ended June 30, 2015

THE SECURITIES CENTER, INC.

Table of Contents

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE
(858) 455-1200
FAX
(858) 455-0898
WEB SITE
www.llme.com

An Independent Member of
B K R International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Securities Center, Inc.
Chula Vista, California

We have audited the accompanying financial statements of The Securities Center, Inc. (the "Company") (a California corporation), which comprise the statement of financial condition as of June 30, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Levine, Hughes, Mitchell & Engelberg, LLP

La Jolla, California
August 25, 2015

THE SECURITIES CENTER, INC.

Statement of Financial Condition

June 30, 2015

ASSETS

Cash and cash equivalents	$ 39,926
Marketable securities, at fair value	156,524
Commissions receivable	97,681
Receivables - other	3,052
Prepaid income taxes	3,287
Prepaid - other	525
Total assets	$300,995

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 95,124
Stockholder's equity	
Common stock; no par value; 100,000 shares authorized; 30,000 shares issued and outstanding	110,972
Paid-in capital	15,960
Retained earnings	78,939
Total stockholder's equity	205,871
Total liabilities and stockholder's equity	$300,995

See accompanying notes to financial statements and independent registered public accounting firm's report.

THE SECURITIES CENTER, INC.

Statement of Operations

For the Year Ended June 30, 2015

Revenues	
Commissions and fees	$1,161,199
Net investment loss	(8,639)
Interest and dividends	1,927
Rental and other income	4,821
Total revenues	1,159,308
Expenses	
Commissions	675,374
Compensation and benefits	314,866
Clearing charges	85,269
Rent and utilities	32,673
Outside services	25,522
Dues and subscriptions	17,780
Advertising and promotion	9,538
Office	7,331
Telephone and postage	6,833
Regulatory fees	6,591
Insurance	5,301
Travel and entertainment	5,263
Interest and penalties	3
Total expenses	1,192,344
Loss before income taxes	(33,036)
State franchise expense	(800)
Net loss	$ (33,836)

See accompanying notes to financial statements
and independent registered public accounting firm's report.

THE SECURITIES CENTER, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2015

	Common Stock		*Paid-in*	*Retained*	
	Shares	*Amount*	*Capital*	*Earnings*	*Total*
Balance, beginning of year	30,000	$110,972	$15,960	$ 112,775	$ 239,707
Net loss	-	-	-	(33,836)	(33,836)
Balance, end of year	30,000	$110,972	$15,960	$78,939	$205,871

See accompanying notes to financial statements and independent registered public accounting firm's report.

THE SECURITIES CENTER, INC.

Statement of Cash Flows

For the Year Ended June 30, 2015

Cash flows from operating activities	
Net loss	$ (33,836)
Adjustments to reconcile net loss to net cash from operating activities	
Net investment loss	8,639
Changes in operating assets and liabilities	
Commissions receivable	3,714
Receivables - other	(3,052)
Prepaid income taxes	831
Prepaid – other	(525)
Accounts payable and accrued liabilities	21,363
Net cash from operating activities	(2,866)
Cash flows from investing activities	
Purchases of marketable securities	(66,251)
Proceeds from sale of marketable securities	85,495
Net cash from investing activities	19,244
Net increase in cash and cash equivalents	16,378
Cash and cash equivalents	
Beginning of year	23,548
End of year	$ 39,926
Supplemental disclosure of cash flow information	
Interest paid	$ 3
State franchise taxes paid	$ 800

See accompanying notes to financial statements and independent registered public accounting firm's report.

THE SECURITIES CENTER, INC.

Notes to Financial Statements

June 30, 2015

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

The Company. The Securities Center, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Basis of Accounting. The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents. For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue and Income Recognition. Commission revenue is recognized on a trade date basis. Fee income is recognized as earned.

The Company records its marketable securities transactions on a trade-date basis. Realized gains or losses are recorded upon disposition of investments are calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. Other changes in the valuation of marketable securities held at the date of the financial statements are included as net investment income (loss) in the statements of operations. Dividend income and expense is recorded on the ex-dividend date and interest income and expense is recorded on the accrual basis.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the date of the statement of financial condition using the current tax laws and rates in effect.

The Company is potentially subject to income tax examinations by major taxing authorities during the tax year ends June 30, 2011 to 2015. The Company's management believes that there are no significant uncertain tax positions taken by the Company.

The Company has elected to carryforward its $24,000 (federal) and $22,000 (California) net operating losses for the tax year ended June 30, 2015. They will expire in 2035. The Company also has $30,000 in capital loss carryforwards that begin to expire in tax year ending June 30, 2016.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations. The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2015.

Marketable Securities. The Company's marketable securities are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements on marketable securities.

Other Financial Instruments. Management believes that the carrying values of other financial instruments, including cash equivalents, receivables, and accounts payable and accrued liabilities, reflected in the statement of financial condition at June 30, 2015 reasonably approximate their fair values.

Subsequent Events. The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. FAIR VALUE OF MARKETABLE SECURITIES

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

2. FAIR VALUE OF MARKETABLE SECURITIES (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

- Equity securities and mutual funds (marketable securities): Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's marketable securities at fair value as of June 30, 2015:

	Level 1	*Level 2*	*Level3*	*Total*
Equity securities and mutual funds (marketable securities)	$156,524	$ -	$ -	$156,524

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2015 was 0.5449 to 1. The basic concept of the requirement is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2015, the Company had net capital of $174,580 which was $168,238 in excess of the amount required by the SEC.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitment. The Company leases its facilities on a short-term basis. Rent expense was $22,200 for the year ended June 30, 2015.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2015, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

6. EMPLOYEE BENEFIT – SEP-IRA

The Company has established a simplified employee pension – individual retirement accounts contribution agreement ("SEP-IRA") for eligible employees. Eligibility begins after an employee has attained age twenty-one and has three years of service during the immediately preceding five years. Under the arrangement, the amount of the employer's contribution is discretionary and is determined by the Company each year. During the year ended June 30, 2015, the employer contribution made to the SEP-IRA accounts was $45,210.

*****

THE SECURITIES CENTER, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2015

Total stockholder's equity	$205,871
Less non-allowable assets – prepaid expenses	3,812
Net capital before charges on security positions	202,059
Less charges on security positions	
Securities owned	26,037
Undue concentration	1,442
Net capital	$174,580
Total aggregate indebtedness	$ 95,124
Ratio of aggregate indebtedness to net capital	0.5449
Minimum net capital required	$ 6,342

Note: *There are no material differences between the computation of net capital reported above and the computation of net capital reported on Form FOCUS X-17A-5 Part IIA as of June 30, 2015.*

See accompanying independent registered public accounting firm's report.

THE SECURITIES CENTER, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3 (Exemption)

June 30, 2015

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2015; and a reconciliation to that calculation is not included herein.

See accompanying independent registered public accounting firm's report.

THE SECURITIES CENTER, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to SEC Rule 15c3-3 (Exemption)

June 30, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

See accompanying independent registered public accounting firm's report.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT REQUIRED BY SEC RULE 15c3-3

To the Board of Directors of
The Securities Center, Inc.
Chula Vista, California

We have reviewed management's statements, included in the accompanying Exemption Report dated August 4, 2015, in which (1) The Securities Center, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) ii (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
August 25, 2015

THE
SECURITIES
CENTER, INC.

245 "E" Street, Chula Vista, California 91910-2942 (619) 426-3550

August 4, 2015

U.S. Securities and Exchange Commission
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3648

SENT BY FEDEX

Re: SEC Rule 17a-5(d)(4) Exemption Report

Dear Sirs:

Pursuant to the referenced rule we are applying for an exemption under the provisions of Rule 15c3-3. Our firm is an introducing broker or dealer who clears substantially all of our securities transactions through Wedbush Securities, Inc., the clearing broker or dealer which carries the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer. Our agreement and arrangements have been in place with Wedbush Securities, Inc. since 1984 and certainly for the most recent fiscal year.

Our firm also maintains contractual relationships with several recognized mutual fund companies who hold our customer funds outside of the Wedbush Securities, Inc. relationship. Those fund companies carry the customer accounts and maintain and preserve books and records pertaining thereto pursuant to the same requirements of 240.17a-3 and 240.17a-4.

With respect to any and all customer funds/checks that we are presented, all checks are payable to either Wedbush Securities, Inc. or the respective mutual fund company, not to The Securities Center, Inc. or any other entity or person, and we send those checks directly to the respective company by overnight delivery regardless of size.

We do not accept/receive customer stock certificates under any circumstance and we do not prepare or provide any kind of statements to or for our customers.

Further, we have engaged, since July 13, 2015, the certified auditing firm of Lavine, Lofgren, Morris & Engelberg, LLP, 4180 La Jolla Village Drive, Suite 300, La Jolla, CA 92037 as our PCAOB qualified firm to prepare each year's financial audit including this year's June 30, 2015 audit that will be filed by the end of this month.

MEMBER: Securities Investor Protection Corporation

See accompanying independent registered public accounting firm's exemption report.

The foregoing statements are true to the best of my belief and knowledge.

Thank you for your consideration.

Sincerely,

James E. Biddle
President and CEO

cc: SEC, Washington, DC
Lavine, Lofgren, Morris & Engelberg, LLP
FINRA, Los Angeles

See accompanying independent registered public accounting firm's exemption report.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
B K R International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
The Securities Center, Inc.
Chula Vista, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2015, which were agreed to by The Securities Center, Inc., (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
August 25, 2015

THE SECURITIES CENTER, INC.

Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation

For the Year Ended June 30, 2015

Total assessment	$ 1,842
SIPC-6 general assessment Payment made on 1/27/2015	929
SIPC-7 general assessment Payment made on 8/25/2015	913
Total assessment balance (overpayment carried forward)	$ 0

See independent registered public accounting firm's agreed-upon procedures report on schedule of assessment and payments (Form SIPC-7).